Public Service Company of New Mexico
414 Silver Ave. SW
Albuquerque, New Mexico 87102-3289

May 26, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Anuja A. Majmudar

Re: Public Service Company of New Mexico
Registration Statement on Form S-3 Filed May 13, 2020
File No. 333-238234 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Public Service Company of New Mexico (the “Company”), the undersigned hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective time of the Registration Statement of the Company be accelerated to 4:30 p.m., Eastern Time, on Friday, May 29, 2020, or as soon as practicable thereafter. The Company respectfully requests that you notify Patrick V. Apodaca, Esq., Senior Vice President, General Counsel and Secretary of the Company by a telephone call to (505) 241-4218 of such effectiveness.

Please contact Dave Meyers of Troutman Sanders LLP at (804) 697-1239 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

PUBLIC SERVICE COMPANY OF NEW MEXICO

By: /s/ Patrick V. Apodaca
Patrick V. Apodaca
Senior Vice President,
General Counsel and Secretary

cc: Dave Meyers, Troutman Sanders LLP